UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

5, Rue De Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

RESULTS OF 2023 ANNUAL GENERAL MEETING

The 2023 annual general meeting of shareholders (the “2023 Annual General Meeting”) of NeoGames S.A. (NASDAQ: NGMS) (the “Company”) was held on June 29, 2023.

At the 2023 Annual General Meeting, the Company’s shareholders voted upon the following proposals:

1. Approve the stand-alone annual statutory accounts of the Company for the year ended December 31, 2022, the approved consolidated statutory financial accounts for the year ended December 31, 2022, the report prepared by the Board of Directors (the "Board") and the report of the approved statutory auditor (réviseur d’entreprises agréé);

2. Approve allocation of the Company’s annual results for the financial year ended December 31, 2022;

3. Grant discharge of the liability of the members of the Board for, and in connection with, the financial year ended December 31, 2022;

4. Elect the following candidate and members of the Board, as applicable, for the period starting after the 2023 Annual General Meeting and ending at the annual general meeting of the Shareholders approving the annual accounts for the financial year ending on December 31, 2023:

o	Mr. Steve Capp (Director);

o	Mr. Aharon Aran (Director);

o	Mr. Mordechay (Moti) Malool (Malul) (Director);

o	Mr. Barak Matalon (Director);

o	Mr. Laurent Teitgen (Director); and

o	Mr. John E. Taylor, Jr. (Director and Chair).

5. Approve the appointment of Atwell as the Luxembourg statutory auditor (réviseur d’entreprises agréé) and of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2023;

6. Approve the directors’ remuneration for the year ending December 31, 2023; and

7. Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

Each proposal voted on at the 2023 Annual General Meeting, as further described in the Company’s Convening Notice and Proxy Statement related to the 2023 Annual General Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on May 26, 2023, was approved by the applicable required majority.

NOTICE REGARDING COMPLIANCE WITH NASDAQ CONTINUED LISTING STANDARDS

As previously announced by the Company, following the resignation of Ms. Lisbeth McNabb as a member of the Board and also as chair of the audit committee and as a member of the compensation committee and nominating and corporate governance committee, the Company was not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring that the audit committee be comprised of at least three independent directors. The Company relied on the cure period allowed for under Nasdaq Listing Rules to fill such vacancy with a qualified individual. Upon Mr. Capp's election to the Board at the 2023 Annual General Meeting, the Board also appointed Mr. Capp to serve as the chairperson of the audit committee. Following such appointment, the Company has received notice from Nasdaq that it has regained compliance with Nasdaq Listing Rule 5605(c)(2)(A).

PRESS RELEASE REGARDING ELECTION OF A NEW DIRECTOR

On July 6, 2023, the Company issued a press release titled "NeoGames Expands Board with the Election of Steve Capp and Regains Compliance with Nasdaq Listing Rules Related to Audit Committee Composition". A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The contents of this report of foreign private issuer on Form 6-K (other than Exhibit 99.1) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-251103 and 333-264467).

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated July 6, 2023, titled "NeoGames Expands Board with the Election of Steve Capp and Regains Compliance with Nasdaq Listing Rules Related to Audit Committee Composition".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: July 6, 2023